PerVista Lead Investor Inquiry



📎 1 attachments (2 MB)
PerVista Pitch Deck - January 2024.pdf;

Good Evening Cedric,

For my crowdfunding campaign on Wefunder, I'm initiating a YC SAFE Cap with a 20% discount through future rounds for initial investors. To get things kicked off for my form Schedule C form for SEC, I have to designate a Lead Investor who invests on the same terms.

The Lead Investor has to invest a minimum of $5K and is the only signature PerVista would need to authorize corporate actions like converting the SAFE or note, initiating a follow-on financing, or getting acquired. The only other stipulations are that the lead investor cannot be an officer, employee, or related party.

Any help you can provide would be hugely appreciated! I'm trying to get it wrapped up this week, so please let me know if you have any questions or need more information. Also, the $5K wouldn't have to be invested immediately... I just need a name to put into the application.

In the meantime, I've attached the PerVista pitch deck that I'm using for raising capital.

Best Regards,
Vennard